Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
 Essex Property Trust, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Essex Property Trust, Inc. of our reports dated February 22, 2018, with respect to the consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appears in the December 31, 2017 annual report on Form 10‑K of Essex Property Trust, Inc. and Essex Portfolio, L.P.

/s/ KPMG LLP

San Francisco, California
 May 14, 2018